Jerry A. Grundhofer
Chairman and CEO
April 5, 2006
Dear Fellow Shareholder:
Our records show that your vote has not yet been received for the Annual Meeting of Stockholders of U.S. Bancorp to be held on Tuesday, April 18, 2006. Even if you plan to attend the meeting in person, please take a moment right now to ensure that your shares are represented at this important meeting.
At the meeting you will be asked to elect three directors, ratify the selection of our company’s auditors, approve the 2006 Executive Incentive Plan and to vote on two shareholder proposals. Your Board of Directors has carefully reviewed each of these proposals and unanimously recommend that you vote as follows:
•	Proposal 1 FOR ALL
•	Proposal 2 FOR
•	Proposal 3 FOR
•	Proposal 4 AGAINST
•	Proposal 5 AGAINST
*YOUR VOTE IS IMPORTANT*
Your Board believes that the shareholder proposals, described in the proxy statement that you should have already received, could have a negative impact on our company. If adopted, the two proposals could place restrictions on your Board’s ability to attract and retain talented employees and hinder the creation of shareholder value.
*PLEASE SUPPORT YOUR BOARD BY VOTING TODAY*
We urge you to exercise your right as a shareholder to be represented at your Annual Meeting. With only days remaining until our Annual Meeting, it is important that you act promptly to make sure that your vote is counted at the meeting.
Please vote by telephone or internet today! If you prefer to vote by mail, we have enclosed an additional proxy card for your use. Simply follow the instructions on the enclosed proxy card and mail in the envelope provided. If you have any questions, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.
Thank you for your continued support.

Sincerely,
Jerry A. Grundhofer